White River Energy Corp

609 W/ Dickson St., Suite 102 G

Fayetteville, AR 72701

February 17, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re:	White River Energy Corp
Amendment No. 1 to Registration Statement on Form S-1
Filed December 22, 2022
File No. 333-268707

Ladies and Gentlemen:

This letter is submitted by White River Energy Corp (the “Company”) in response to the comment letter dated January 19, 2023 issued by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 1 to Registration Statement Form S-1 filed December 22, 2022.

The Prospectus has been updated as appropriate to give effect to changes affecting the Company and the industry in which it operates. The unaudited financial statements have been updated through December 31, 2022 as required.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s responses set forth immediately beneath such comment.

Amendment No. 1 to Registration Statement on Form S-1 filed December 22, 2022

Prospectus Summary

Planned Acquisition of a Broker-Dealer, page 1

1.	We note you have entered into a letter of intent to acquire a broker-dealer and are presently negotiating a purchase agreement and conducting due diligence for a potential acquisition. Please expand your disclosure to discuss the nature and terms of the letter of intent and tell us whether you intend to file such agreement as an exhibit.

Response: We have revised the Prospectus on pages 1, 57 and F-53 to add updated and expanded disclosure about the prospective broker-dealer acquisition, including reflecting that a Membership Interest Purchase Agreement contemplating such acquisition was signed on January 23, 2023. Although we do not believe it is a material agreement, we have also included the form of Membership Interest Purchase Agreement as a new Exhibit 10.27 to the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

Risk Factors

We have significant ongoing capital requirements that could affect our operations if we are unable to generate sufficient cash..., page 7

2.	Please define and explain how you are a “vertically integrated” energy company given your current operations.

Response: As described on page 7 and 49 of the Prospectus, when we describe our business as vertically integrated, we mean that our exploration and drilling initiatives are primarily conducted in-house, with the principal exceptions being (i) wire line services to obtain exploratory data, (ii) concrete procurement and installation at well sites, and (iii) seismic and geophysical services. We independently provide the resources for and perform all other steps in the exploration and drilling processes, including evaluating, obtaining and maintaining leasehold and working interests, determining drilling sites within a particular prospect, installing and operating drill rigs and related equipment, extracting oil from the drill sites, and transporting the drilling resources and other materials resulting from these operations after drilling has been completed. While we use third parties to assist or supplement these processes in the limited circumstances described in the Prospectus, we otherwise conduct these activities in-house as disclosed in the Prospectus.

There is currently a limited trading market for the Company’s common stock, page 23

3.	Please expand this risk factor to discuss that there is currently no trading market for your warrants.

Response: We have revised the Prospectus on page 23 to expand the risk factor as requested.

The future issuance of equity or of debt securities that are convertible into, or exercisable for common stock..., page 26

4.	Please disclose the number of shares of common stock subject to the registration rights agreements executed in connection with the December 2022 Senior Secured Convertible Note and the December 2022 Consulting Agreement.

Response: We have revised the disclosure on page 26 to disclose that there are 1,666,667 shares of common stock subject to registration rights agreements executed in connection with the December 2022 Senior Secured Convertible Note and 1,666,667 shares related to the December 2022 Consulting Agreement.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

Our Articles of Incorporation contain certain provisions which may result in difficulty in bringing stockholder actions against..., page 27

5.	We note you disclose here and in Section 7 of your Articles of Incorporation that the federal district courts of the United States shall have exclusive jurisdiction over claims brought under the Securities Act. However, you also state that the United States District Court for the District of Nevada shall be the exclusive venue with respect to any cause of action brought under the Securities Act or the Exchange Act. Please revise to reconcile these disclosures and clarify the designated exclusive forum for claims or actions arising under the Securities Act and Exchange Act. Please also include a description of your exclusive forum provision under Description of Securities.

Response: We have revised the disclosure on page 27 to clarify that Section 7(b) of our Articles of Incorporation provide the United States federal courts generally (as opposed to any specific federal court) with exclusive jurisdiction over claims brought under the Securities Act of 1933 (the “Securities Act”). The effect of this provision is that an action under the Securities Act with respect to the Company may only be brought in the federal courts, whereas absent such provision the federal and state courts would otherwise have concurrent jurisdiction over such a matter. By contrast, Section 7(c) provides for the United States District Court for the District of Nevada as the exclusive venue for any cause of action under either the Securities Act or the Securities Exchange Act of 1934 (the “Exchange Act”), meaning such federal court is the only court in which such a case may be brought and heard. We have added clarifying disclosure where indicated and added similar disclosure under “Description of Securities” on page 87 as requested.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 29

6.	We note that you have presented pro forma financial statements covering the year ended March 31, 2022 and the six month interim period ended September 30, 2022, on pages 29 and 30, although without depicting any adjustments relative to the corresponding historical financial statements on pages F-4 and F-24.

However, you appear to present historical earnings per share based on the 8,400,000 common shares that were deemed to be issued in the reverse merger and pro forma earnings per share based on 55,410,337 common shares, which appears to represent such deemed issuance plus the 42,253,521 common shares that you indicate may be issued in exchange for the 1,200 Series A preferred shares, and 4,756,816 common shares that you indicate may be issued in exchange for the Series C preferred shares included in your sale of 190.2726308 Units from October 19, 2022 through November 8, 2022.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

We see disclosures on pages F-50 and F-51 describing the Units as consisting of one share of a newly-designated Series C Convertible Preferred Stock and five-year Warrants to purchase up to 200% of the shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock; also explaining that the number of common shares to be issued upon conversion would be determined by dividing the Stated Value of $25,000 by the lower of (A) $ 1.00 and (B) 80% of the 30-day volume-weighted average price for the period commencing on the 10th trading day immediately preceding such date, subject to adjustment.

Given that you have no pro forma adjustments associated with the acquisition of Fortium Holdings Corp. by White River Holdings Corp., it appears that you should revise this section to explain why there are no material effects to illustrate in the pro forma statements, and to limit your pro forma information to the effects of the capital changes that have either subsequently occurred or that are expected to occur upon the effective date of your registration statement.

Response: We confirm your understanding of your comment on the nature of what we presented in the unaudited pro forma condensed consolidated financial statements. On pages 33 and 34, we had disclosed that there were in fact 4 pro forma adjustments, of which 1 of these adjustments is now presented in the historical column (as of December 31, 2022) and has been removed as a pro forma adjustment. We have added a clarification to this paragraph stating that the adjustments presented relate to the effects of the capital changes that have either subsequently occurred or that are expected to occur upon the effective date of the Registration Statement and have explained why we do not believe there are other adjustments to make in the pro forma that would be material. Management has determined that there are no other material changes to be made to the historical financial statements as a result of the acquisition of the Company by White River Holdings Corp (“White River Holdings”), as the historical financial statements represent the continuation of White River Holdings as this is considered a reverse merger and White River Holdings is the accounting acquirer.

7.	We note that you have presented a pro forma balance sheet as of September 30, 2022 on page 31 to illustrate your subsequent issuance of Units in exchange for $4,756,816, the conversion of the underlying Series C preferred stock into common stock, and the conversion of the Series A preferred stock into common stock.

Please expand your disclosure to clarify when the conversions depicted are certain to occur relative to the effective date of your registration statement, also to clarify whether your sale of Units is attributed to or associated with activities of the Fund described in the first paragraph on page 7, which indicates that $3 million has been raised thus far, the last paragraph on page 51, which indicates that approximately $3 million in drilling costs will be provided by the Fund in exchange for working and net revenue interests, and the fourth paragraphs on pages 55 and 80, having related details.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

Please summarize your arrangement with the Fund and its activities in relation to the pro forma presentation as necessary to clarify your rationale for either including or excluding the associated activity, and to explain how your obligations to repurchase partnership units issued by the Fund will appear in your financial statements.

Response: As noted in page 44 under the header “The Private Placement”, each share of Series C has a stated value of $25,000 (the “Stated Value”), and will automatically convert into shares of the Company’s common stock upon the earlier to occur of (i) the effectiveness of the Registration Statement registering the sale by the holder of the shares of common stock issuable upon conversion of the Series C, and (ii) December 31, 2023, with the number of shares of Common Stock to be determined by dividing the Stated Value by the lower of (A) $1.00 and (B) 80% of the 30-day volume-weighted average price, or VWAP, for the period ending on the 10th trading day immediately preceding such date, subject to adjustment. We have added this disclosure in the pro forma as well at page 33.

The sale of Units is not associated with the activities of the Fund as described in page 7.

8.	We see that you present under the section Management’s Adjustments on pages 34, 35 and 36, reconciliations of net loss for the year ended March 31, 2022, and for the six month interim period ended September 30, 2022, to net loss after management’s adjustments, reflecting eleven adjustments for each period. However, the tabulation preceding the reconciliations appears to include only some of the adjustments, without the bracket notations that appear in the reconciliations, nor line captions that clarify whether these are representing increases or decreases to net loss.

We note that your introduction to this section states that management determined the items “...to be significant to enhance the understanding of the White River Holdings business will have on our financial statements.” However, given that you have identified White River Holdings as the accounting acquirer in a reverse merger, and sold all of the Fortium Holdings Corp. operations for just $2 shortly thereafter, we do not see your rationale for presenting the adjustments, or how these would be accommodated under Rule 11-02(a)(7) of Regulation S-X, i.e. how the adjustments are limited to depicting synergies and dis-synergies arising from the merger.

For example, your adjustments include an increase to revenues assuming an increase in oil and gas production, management fee revenue assuming the Fund is able to raise $200 million in financing, and revenue from the sales of working interests, along with various expenses that you correlate with future growth in your operations.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

Please revise your disclosures to limit such adjustments to those that adhere to the guidance referenced above, and to the extent that any adjustments are retained, also revise the reconciliations to include appropriate line captions and brackets to indicate incremental expense, or the absence of brackets to indicate incremental income.

Tell us the nature of support for any adjustments that you expect to retain, and remove or explain your rationale for the separate tabulation of adjustments.

Response:

After further consideration, the Company determined that all but one of the Management’s Adjustments (previous adjustment #4, now #1) were unrelated to the pro forma transaction adjustments noted in adjustments 1-3 and have removed the remainder of the adjustments from the footnotes. The one Management Adjustment that remains relates to stock-based compensation on restricted stock units granted to directors, management and consultants that were not part of the historical financial statements of the accounting acquirer White River Holdings, yet are material to the existing business. That is the only Management Adjustment reflected in the Amendment #2 to the Form S-1.

THE SPIN-OFF, page 37

9.	Please disclose whether you have entered into any agreements with Ecoark, such as a separation agreement or transition services agreement, that will govern the relationship between you and Ecoark after the spin-off. If you have executed such agreements, file them as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. To the extent no such agreements exist, please address any material risks to your business in the prospectus summary and a risk factor.

Response: Because the management teams of each of Ecoark Holdings, Inc. (“Ecoark”) and the Company are comprised of Randy May and Jay Puchir, we do not anticipate a separation agreement or transition services agreement to be necessary or for there to be any material risks in connection with the spin-off as it relates to the separation and transition services in the short term. However, the Company may enter into a separation agreement and/or a transition services agreement in the future to the extent it deems it advisable. The key factor is if and when Ecoark closes a reverse merger with Ault Alliance, Inc. (“Ault”) as disclosed on February 9, 2023 and whether Messrs. May and Ault remain with Ecoark through the distribution date of the spin-off.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

Selling Stockholders, page 46

10.	Please revise the selling stockholder table to disclose the number of warrants owned by each selling stockholder prior to the offering and the number of warrants and shares underlying the warrants to be offered by each selling stockholder in the offering, or advise.

Response: Because the number of warrants may be based upon our future stock price, we have assumed that the $1.00 conversion price applies. See page 2. We have also added a footnote to the table with disclosure explaining this assumption and the possibility that the actual number of shares of common stock issuable to each holder may be higher as a result.

Properties

Oil and Natural Gas Reserves, page 59

11.	The proved reserves as of March 31, 2022 disclosed in Amendment No. 1 of Form S-1 do not equal the proved reserves estimated in the third party reserve report as of March 31, 2022 filed as Exhibit 99.1. Provide us with an explanation for the difference or correct the discrepancy. If the proved reserves disclosed are correct, obtain and file an updated reserve report. Refer to the disclosure requirements in Item 1202(a)(1) of Regulation S-K.

Response: The proved reserves disclosed were correct. The differences related to assignments of wells that were identified after the report by our engineering consultants but prior to the release of the annual report on Form 10-K last year for Ecoark. The five wells these pertain to were assigned on March 1, 2022. We have received an updated report from our consultants and have included this as Exhibit 99.1.

12.	Revise footnote (2) to the table of proved reserves as of March 31, 2002 to disclose average realized price.

Response: We have updated footnote (2) at page 59 to reflect the average realized price of $75.33. There was no error in the figure presented, only in the footnote.

13.	Expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed. Refer to the disclosure requirements in Item 1202(a)(6) of Regulation S-K.

Response: On page 61, we have added the requested expanded disclosure under the new subsection titled “Technologies Used in Establishing Proved Reserves Additions in 2022 and 2021.”

14.	Expand your disclosure of proved reserves to include the qualifications of the Company’s technical person primarily responsible for overseeing the preparation of the reserve estimates and describe the internal controls used in estimating reserves. Refer to the disclosure requirements in Item 1202(a)(7) of Regulation S-K.

Response: On page 61, we have added the requested expanded disclosure under the new subsection titled “Qualifications of Reserves Technical Oversight Group and Internal Controls over Proved Reserves.”

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

15.	The FY 2022 net sales volumes disclosed on page 61 are higher than the FY 2022 net production volumes disclosed on pages 61 and 64. Please expand your disclosure to provide an explanation for the difference. Also, correct the table units shown for sales, which currently shows both barrels/mcf and “$” as the units. Refer to the disclosure requirements in Item 1204 of Regulation S-K.

Response: We have amended the chart for the year ended March 31, 2022 at page 60 to remove 1,551 net barrels that were from an assignment that occurred March 1, 2022, that should not have been included in the sales of barrels. The remaining variance between production and sales that exists relates to the sales of existing inventory that was in the tanks as of March 31, 2021. In addition, we have removed the $ associated where the reference is barrels.

16.	Revise the production information shown on page 61 to separately disclose production for each field that contains 15% or more of the your total proved reserves expressed on an oil-equivalent-barrels basis.

Response: We have revised the production information and separately disclosed production for each field that contains 15% or more of our total proved reserves expressed on an oil-equivalent-barrels basis. See page 60.

Drilling and Other Exploratory Activities, page 62

17.	Expand your disclosure of drilling activity to include the net number of productive or dry exploratory and development wells drilled over the past two years. Refer to the disclosure requirements in Item 1205 of Regulation S-K.

Response: We have expanded the disclosure on page 61 to discuss the drilling activity to include the net number of productive or dry exploratory and development wells drilled over the last two fiscal years.

Productive Wells, page 62

18.	You disclose that the tables presented here show wells in which you “maintained an operated ownership interest”. Revise the table to show wells in which you owned a working interest. See Item 1208(c)(1) of Regulation S-K.

Response: We have revised the table at page 61 to reflect the wells in which we owned a working interest as opposed to wells in which we maintained an operated ownership interest.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

19.	Expand your disclosure of productive wells to provide the number of net productive wells. Also, your disclosure in several locations in your filing that you own interests in a cumulative 30,000 acres should be expanded to provide the number of: gross developed acres, gross undeveloped acres, net developed acres, net undeveloped acres, and any potentially expiring net undeveloped acreage. Refer to the disclosure requirements in Item 1208 of Regulation S-K.

Response: We have added disclosure on page 61 to reflect the following totals: Total acres 34,082; gross developed acres 23,269; gross undeveloped acres 10,813; net developed acres 5,817; and net undeveloped acres 2,703.

20.	The table appearing on page 62 indicates, in part, that you have 15 active producer wells as of November 29, 2022. However, disclosure on page 51 indicates that you have 22 productive wells in operation, which includes 11 wells producing at least 243 gross barrels of oil per day, or BOPD, as of that date. Review and revise your disclosure to resolve this discrepancy.

Response: We have amended the disclosure on page 50 to reflect the correct figure of active producer wells which we have a working interest in at 10 as of January 27, 2023.

21.	Revise your disclosure under this section to clarify whether wells labeled “Inactive Producer” or “Shut-In” are mechanically capable of productions. See Item 1208(c)(3) of Regulation S-K.

Response: We have amended the disclosure on page 61 to reflect that the only wells mechanically incapable of producing are the wells that are in the category “Plugged and Abandoned” and one additional well that is inactive. Wells reflected in the shut-in category are mechanically capable of producing, as we would require a capital infusion to attempt to bring these wells online.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

Management’s Discussion and Analysis

Overview, page 63

22.	We note that you have formulated various disclosures from the standpoint of Fortium Holdings Corp., in describing a change in the business arising from your July 25, 2022 merger with White River Holdings Corp., which do not convey or reflect the historical continuity that is generally characteristic of a reverse merger.

For example, we note the following remarks –

●	“We have a limited operating history following our acquisition of White River Holdings...” on page 3;
●	“In July 2022, we acquired our oil and gas business...” on page 4;
●	“White River is a holding company which beginning in late July 2022 operates in oil and gas exploration, drilling and production...” on page 50;
●	“We acquired certain oil and gas properties as part of the White River Holdings acquisition in July 2022...” on page 59;
●	“On July 25, 2022 the Company purchased 100% of the capital stock of White River Holdings...” on page 63;
●	“The financial information contained in this Prospectus reflect White River Holdings’ operations for FY 2022 and 2021 and a combination of White River Holdings and our operations since July 25, 2022” on page 65;

If you have appropriately identified White River Holdings Corp. as the accounting acquirer, these and other disclosures that rely on the terms we, us, and our, should be revised where necessary to clarify or provide context, from the perspective of White River Holdings Corp., acquiring Fortium Holdings Corp. in the reverse merger.

Please also expand your disclosures under Key Developments on page 51 to describe the circumstances under which White River Holdings Corp. was acquired by Fortium Holdings Corp. on March 20, 2020, along with Shamrock Upstream Energy LLC, in exchange for $8 million; and the circumstances under which both entities were in turn, on the same date, sold by Fortium Holdings Corp., along its subsidiaries Banner Midstream Corp., Pinnacle Frac Transport LLC, and Capstone Equipment Leasing LLC, to Ecoark Holdings Corp., as reported on page F-6 of your Form 10-K for the fiscal year ended December 31, 2021.

Please include details sufficient to understand the nature and extent of operations of White River Holdings Corp. when previously acquired and sold, the rationale for the purchase by Fortium Holdings Corp., and the nature of its activities while held by Ecoark Holdings Corp., its significance relative to the other subsidiaries in the earlier transaction, and the reasons that shares of Ecoark Holdings Corp. received in exchanged were distributed to the former owners of Banner Midstream Corp.

Response: On page 62, we include a reference to the “Business” section of the Prospectus, which we believe adequately describes the business of White River Holdings. Where possible we attempted to avoid duplication of the same information, and instead have added cross references to other sections of the Prospectus.

In the Management’s Discussion and Analysis starting on page 62 we have made some conforming amendments to better present the discussion regarding White River Holdings as the accounting acquirer, and when discussing items related to the Company, we have clearly noted this. Additionally, we have amended disclosure to clearly recognize that the results are that of White River Holdings for all periods presented, and eliminated references to the acquisition in July 2022.

We have also added disclosure on page 49 to address the rationale for the acquisition of White River Holdings, specifically that the Company was in a very early stage with two development stage businesses, one of which is subject to extensive regulation at the state level, and that regulation led to delay, when Ecoark’s management approached the Company’s management and suggested that it was considering spinning off its oil and gas operations which would permit the Company to be primarily an oil and gas company. Because of the status of the Company’s development-stage businesses and the obstacles it faced in establishing its operations with respect thereto, the decision to acquire White River Holdings was rather easy, even disregarding the family ties between the two management teams. With respect to Ecoark, as a result of the June 8, 2022 transaction with Ault Alliance, Inc. and the dilutive warrant issued thereunder, it was evident that Ecoark was going to ultimately engage in a reverse merger transaction, subject to approval of its board of directors and, if necessary, its stockholders, and because of that anticipated reverse merger and the change of control of Ecoark which would result, Ecoark determined to protect its existing stockholders to ensure these businesses were permitted to continue to operate, and that the Ecoark stockholders would obtain value from them through the spin-offs. Further, while White River Holdings was owned by Ecoark, Randy May, Ecoark’s Chief Executive Officer, was heavily involved in White River Holdings’ oil and gas business on Ecoark’s behalf, and the acquisition by the Company enabled Mr. May to continue to manage the White River Holdings operations.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

Results of Operations, page 65

23.	We note that your tabulation of Other Income (Expense) on page 66 presents various details that are inconsistent with the corresponding activity on page F-4; and that labels for some of the corresponding activity on page F-4 are inconsistent with the section header, indicating that either brackets or no brackets would denote an expense or income, respectively.

For example, in MD&A you report a 2022 Loss on sale of oil and gas property and ARO of ($885,796), and a 2021 Gain on conversion of long-term debt and accrued expenses of $115,659; while reporting these amounts as Gain on sale of oil and gas property and ARO, and Loss on conversion of long-term debt and accrued expenses on page F-4 (using descriptions on page F-4 which do not coincide with the nomenclature indicated by the section header).

We also note that in describing the overall increase in Other Income (Expense) in MD&A, you state that “The increase was primarily the result of an increase in fair value of derivative liabilities in FY 2022 compared to a decrease in FY 2021....” However, while an increase in derivative liabilities would generally be balanced with an expense to the Statements of Operations, you report the 2022 Change in fair value of derivative liabilities of $2,954,109 as income, i.e. without brackets; and the 2021 Change in fair value of derivative liabilities of $(2,039,656) as an expense, which appears to contradict your narrative in MD&A.

Please revise your disclosures and financial statements as necessary to resolve these apparent inconsistencies.

Response: We have made the two amendments on page F-4 to correct the wording between Loss and Gain on both items. Brackets and numbers were both correct.

On page 67, we have amended the wording regarding the changes in the fair value of the derivative liabilities to be less confusing.

24.	We note your disclosure on page 66 explaining that your recognition of the 2022 and 2021 changes in the fair values of derivative liabilities mentioned above, and the 2021 gain on an exchange of warrants for common stock of $2,322,234, relate to the value of “warrants granted in registered direct offerings” by Ecoark Holdings, Inc.

However, you do not report any derivative liabilities on page F-3 and the line caption associated with your recognition of gain appears to describe a transaction in your capital stock, which would generally be contrary to the guidance in FASB ASC 505-10-25-2. We also note that you do not report any issuance of stock on page F-5 and that neither the changes in fair values of derivative liabilities nor the gain are apparent in your reconciliation of net loss to operating cash flows on page F-6.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

Please address the accounting guidance referenced above, the apparent inconsistencies in reporting activity associated with derivatives and stock issuances that you do not report, and explain how you have arrived at an appropriate measure of operating cash flows in the absence of adjusting for these non-cash reconciling items.

With regard to these and other allocations of activity or balances of Ecoark Holdings Corp., provide us with schedules showing your compilations, differentiating between the oil and gas operations and the allocations, reconciled to the corresponding segment disclosures and consolidated balances of the parent, including allocations made to each reportable operating segment.

Please describe for us the nature of each allocation and explain how you how established that the activity or balances were incurred on behalf of the subsidiary or were clearly applicable to the subsidiary and unrelated to the operations retained by the parent, if this is your view.

Response: As noted throughout the Prospectus, White River Holdings was consolidated within the Ecoark financial statements. See page 64. When we presented the financial statements of White River Holdings on a stand-alone basis, we made certain cost allocation adjustments in accordance with SAB Topic 1.B.1 to reflect the change in the derivative liability as well as the gain on exchange of the warrants for common stock in 2021. The cost allocation method was related to the percentage of proceeds that Ecoark raised that were related to the operations of White River Holdings. The liability was recorded as “Due to Ecoark Holdings, Inc.” on the consolidated balance sheet and not derivative liabilities as the derivative liability is indexed to the Ecoark common stock. In addition, the gain on conversion to common stock was for Ecoark common stock.

Management, page 73

25.	We note your disclosure that your Chief Executive Officer and Principal Financial Officer, Jay Puchir, is also the Chief Financial Officer and Treasurer of Ecoark. Similarly, you disclose that your Executive Chairman, Randy May, is also the Chairman and Chief Executive Officer of Ecoark. Please discuss any potential conflicts of interest, if material.

Response: We have revised the risk factor on page 6 to add expanded disclosure to the effect that because Messrs. May and Puchir are executive officers of and divert their limited time and attention to both entities, conflicts of interest may arise that could be material and adverse to the Company.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

26.	Please provide the disclosure required by Item 401(e) for your director, Danny Hames.

Response: We have supplemented Mr. Hames’ biographical information on page 73 to include his business experience or the past five years as required by Item 401(e) as requested.

Executive Compensation

Equity Compensation Plan Information, page 79

27.	We note you filed a copy of your 2022 Equity Incentive Plan as Exhibit 10.5. Please revise to discuss the material terms of your equity incentive plan.

Response: We have revised the Prospectus to add the requested disclosure on pages 78-80.

Related Party Transactions, page 80

28.	We note that your disclosure refers to transactions with related persons that exceed $120,000. Please note that as a smaller reporting company, you must disclose transactions that exceed the lesser of $120,000 or one percent of the average of your total assets at year-end for the last two completed fiscal years.

Response: The change has been made at page 81. Because the average of our total assets for the last two fiscal years equaled $155,219, the $120,000 threshold applies to the Company.

Annual Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies, page F-7

29.	We note disclosures under this heading and on page F-27 indicating that when you mention “White River” you are referring to White River Holdings Corp. However, you have disclosures following the cover page, prior to the table of contents, indicating that “White River” refers to White River Energy Corp., and on page 1 you have disclosures indicating that “White River Holdings” refers to White River Holdings Corp.

Please revise disclosures throughout your filing as necessary to utilize consistent and appropriate language when referring to the entities involved in the reverse merger; and considering that you had not changed the name of Fortium Holdings Corp to White River Energy Corp until September 19, 2022, nearly two months following the reverse merger on July 25, 2022, also revise references to White River Energy Corp., concerning the entity as a party to the reverse merger or to its financial statements covering periods prior to the transaction, as necessary to clarify that you are referring to the entity formerly known as Fortium Holdings Corp.

Response: The financial statements that are included in the “F” pages were separate from the rest of the Prospectus. The financial statements definitions are consistent, but as is often the case, the financial statement definitions are not consistent with the remainder of the Prospectus. To address this, we have revised the financial statements to conform with the definitions in the Prospectus as indicated below.

White River Energy Corp is the “Company” or “White River”.

White River Holdings Corp is “Holdings”.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

Note 5 - Property and Equipment and Goodwill, page F-14

30.	We note your disclosure indicating that Ecoark Holdings recorded $2,100,374 of goodwill in connection with its purchase of White River Holdings Corp. also reporting that there were no indicators of impairment as of March 31, 2022. However, in your interim financial statements, as of September 30, 2022, we note that you are no longer reporting goodwill. We also understand from your disclosure on page F-35 that you expensed $5,917,843 in goodwill recognized in connection with the reverse merger.

Tell us how the apparent combined goodwill impairment amounting to $8,018,217 during the recent six month interim period is reflected in your financial reporting on pages F-24 and F-26, including details of any amounts that are necessary to reconcile between these disclosures and the financial statements.

Response: The Company recognized the reverse merger as a capital transaction, and previously netted the $2,100,374 of goodwill against additional paid in capital. After further review of ASC 805, specifically the assignment of goodwill in a spin-off transaction, we have amended the balance sheet to reclassify the goodwill to the intangible assets and adjusted the additional paid in capital. Based on an analysis of ASC 250 “Accounting Changes and Error Corrections”, Staff Accounting Bulletin 99 “Materiality” and Staff Accounting Bulletin 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, we have determined that this error was immaterial to the previously-issued unaudited condensed consolidated financial statements for the six months ended September 30, 2022.

The Company measures for impairment annually on March 31, unless facts and circumstances indicate a testing of impairment more frequently. There was no evidence indicated that the $2,100,374 goodwill was in need of further impairment as of September 30, 2022.

As for the $5,917,843 of goodwill associated with the purchase of the non-controlling interest of the Company, we immediately impaired this figure as this business was quickly sold subsequent to the reverse merger transaction.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

Note 7 - Capitalized Drilling Costs and Oil and Gas Properties, page F-14

31.	We note your disclosure under this heading and on page 62 explaining that you incurred $6,083,542 in costs related to a drilling program on the Deshotel 24H well, which was included in proved reserves, though expensed $3,387,000 of this amount as drilling costs during the year ended March 31, 2021. You also report an abandonment of oil and gas properties amounting to $109,407 during this period on page 66 and F-4.

Given your disclosures on pages F-9 and F-29 indicating that you are following the full cost method of accounting for oil and gas producing activities, please explain to us how the accounting referenced above complies with Rule 4-10(c)(2) and (6)(i) of Regulation S-X, if this is your view. Please include any computations that you performed in determining the amounts that would not be treated as adjustments to the full cost pool, considering the relationships between capitalized costs and proved reserves.

Also explain how your interim recognition of the $971,609 gain on sale of working interests in oil and gas properties, and the $391,533 and $721,365 gains arising on the sale of oil and gas properties and asset retirement obligations, are consistent with the aforementioned guidance, including the related guidance in SAB Topic 12:D.4.

If you believe that you are able to demonstrate adherence to the full cost rules mentioned above, please submit the revisions that you propose to clarify disclosures in Note 7 to the annual financial statements on page F-14, and Notes 6 and 7 to the interim financial statements on pages F-38 and F-39.

Response: We maintain that the accounting for our capitalized drilling costs and oil and gas properties is in adherence with the full cost method under Rule 4-10(c)(2). We have appropriately capitalized when applicable in the periods presented the acquisition costs (initial), abandoned leases, exploration costs (initial) exploration seismic (G&G), unsuccessful exploration (dryholes), development costs and general and administrative directly attributable to exploration and development, and have expensed our general and administrative costs related to production. We have disclosed this in our significant accounting policies and have provided amended disclosure in the footnotes referred to in this comment to address the accounting utilized. In certain circumstances, capitalized costs related to drilling are impaired in our ceiling test calculation if the fair value of the reserves is less than the recorded book values.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

Upon the sales of reserves which included our plugging liabilities associated with the wells that were sold, we first reduced the capitalized costs and liabilities to the extent they were recorded as, and the difference was then properly recognized in other income (expense) as a gain or loss. Rule 6(i) states that the sales be accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves attributable to a cost center, which is what the Company has done. There were no such adjustments noted during the respective periods presented. The gain on the statements of operations are the result of the reduction of the proved reserves and asset retirement obligations associated with the wells, with the balance being recorded in the statements of operations as the sales were to non-related parties.

The Company recognizes a liability for an asset retirement obligation at fair value in the period in which the obligation is incurred. Any asset retirement costs capitalized pursuant to ASC 410-20 are subject to the full cost ceiling limitation under Rule 4-10(c)(4) of Regulation S-X. We have also excluded from the computation of the present value of estimated future net revenues for purposes of the full cost ceiling calculation the future cash outflows associated with settling the asset retirement obligations that have been accrued on our balance sheet. There has been no “double-counting” these costs in the ceiling test calculation.

Regarding the base for depreciation, depletion and amortization of proved reserves, costs to be amortized include (A) all capitalized costs, less accumulated amortization, other than the cost of properties; (B) the estimated future expenditures to be incurred in developing proved reserves, and (C) estimated dismantlement and abandonment costs, net of estimated salvage value. The Company has appropriately recognized their asset retirement obligation liability in accordance with ASC 410-20.

We have amended our disclosure in capitalized drilling costs on page F-14. We inadvertently included in the disclosure incorrect information that was misleading. The capitalized drilling costs of $2,696,542 were the only drilling costs incurred that were capitalized for our Deshotels 24H well.

Estimated Quantities of Proved Reserves (MBbl), page F-21

32.	The caption for this section indicates that quantities are presented as Mbbl. However, it appears that quantities are actually Bbl. Review and revise the caption as needed.

Response: We have revised the caption in the chart to Bbl. See page F-21.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

33.	Expand your disclosure of proved reserves to disclose your net quantities of proved developed reserves and proved undeveloped reserves as of the beginning and end of each annual period presented. See FASB ASC paragraphs 932-235-50-2(a) and 932-235-50-4.

Response: We have added a chart at page F-22 to reflect the information regarding our net quantities of proved developed reserves as of the beginning and end of each of the last two fiscal years. We did not have any net proved undeveloped reserves.

34.	Expand your disclosure disclose changes in the net quantities of proved reserves for each annual period presented. Separately disclose changes resulting from items such as revisions of previous estimates, improved recovery, acquisitions and divestitures, extensions and discoveries, and production, with appropriate explanation of significant changes. Identify each category of change and quantify each contributing factor separately, including offsetting factors, so the entire change volume is explained. Refer to the disclosure requirements in FASB ASC paragraph 932-235-50-5.

Response: We have added a chart at page F-22 to reflect the information regarding our net quantities of proved developed reserves as of the beginning and end of each of the last two fiscal years. We did not have any net proved undeveloped reserves.

35.	You currently disclose “estimated recoverable cumulative production of 4,994,502 barrels of oil”. Estimates of oil or gas resources other than reserves, and any estimated values of such resources, generally shall not be disclosed in any document publicly filed with the Commission. Revise your filing to remove the estimated recoverable cumulative production quantities. See the instruction to Item 1202 of Regulation S-K.

Response: We have removed the reference noted in the comment. See page F-21.

Supplemental Information on Oil and Gas Producing Activities (Unaudited) Results of Operations, page F-21

36.	Expand your disclosure to disclose costs incurred for property acquisition, exploration, and development activities for each annual period presented. Disclosure should include, but not necessarily be limited to, the costs incurred during FY 2022 for the three wells commenced or completed during the year as disclosed on page 63. Refer to the disclosure requirements in FASB ASC paragraphs 932-235-50-2(d) and 932-235-50-17 through 932-235-50-20.

Response: We have added a chart in the footnote at page F-22 to incorporate the costs incurred for property, acquisition, exploration and development activities.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves, page F-22

37.	Expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period presented. Refer to the disclosure requirements in FASB ASC 932-235-50-36.

If the estimated future costs to settle your asset retirement obligations have not been included, tell us the dollar amounts, both undiscounted and discounted at ten percent, for each of the periods presented. Explain to us your rationale for excluding these costs from your calculation of the standardized measure, or revise your disclosure to include these costs. Refer to the definition of “Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves” under Amendments to the XBRL Taxonomy, Accounting Standards Update 2010-03, Extractive Activities-Oil and Gas (Topic 932), Oil and Gas Reserve Estimation and Disclosures, January 2010.

Response: We have amended the charts at page F-22 on the “Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves” to incorporate the undiscounted and discounted at 10% for the asset retirement obligations, which were previously excluded, and added into our disclosure that the standardized measure includes costs for future dismantlement, abandonment and rehabilitation obligations.

The changes for the asset retirement obligations previously excluded were as follows: for the year ended March 31, 2022 - undiscounted $1,941,749; discounted $637,998; and for the year ended March 31, 2021 - undiscounted $2,519,936; discounted $998,348.

Interim Financial Statements

Note 2 - Reverse Merger, page F-34

38.	We note your disclosures under this heading and on page 32 indicating that you identified White River Holdings Corp. as the acquirer in a reverse merger with Fortium Holdings Corp. on July 25, 2022. You explain, with reference to the 1,200 Series A preferred shares issued by Fortium Holdings Corp. as consideration, that “...the resulting controlling ownership of White River Energy Corp constitutes a reverse acquisition....”

However, on pages F-21 and F-27, and in Section 4 of the Certificate of Designation at Exhibit 3.3, including its amendments at Exhibits 3.3(a) and (b), the Series A preferred shares are referred to as “non-voting” securities.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

Tell us how you have assessed control of the consolidated entity immediately following the transaction in identifying White River Energy Corp. as the accounting acquirer; and submit the analysis that you performed having reference to the specific authoritative accounting guidance upon which you relied in formulating that view.

Response: White River Holdings, the operating subsidiary of Ecoark was acquired by the Company, in what management has determined to be a reverse merger. The consideration for this acquisition was in the form of 1,200 Series A preferred shares that are “non-voting” securities. These 1,200 Series A preferred stock convert into 42,253,521 common shares, that will represent approximately 83% of the total issued common shares (as of the date of the transaction) upon the effectiveness of the Registration Statement. As discussed in Note 1 to the interim financial statements and elsewhere in the Prospectus, the Series A has a stated valued of $30 million and has a liquidation preference over the common stock and any subsequent series of junior preferred stock equal to the stated value, plus any accrued but unpaid dividends.

In addition, under the Share Exchange Agreement dated July 22, 2022 pursuant to which Ecoark acquired the Series A, Ecoark, received the right to designate four of the five directors of the Company. Additionally, pursuant to the Share Exchange Agreement the management of Ecoark, Jay Puchir and Randy May, became the Chief Executive Officer and Executive Chairman, respectively, of the Company.

Reverse mergers are common when you have a larger private company merge into either a smaller public company or shell public company. White River Holdings was much larger than the Company, and upon the merger taking effect, the Company decided to divest themselves of the Norr and Elysian businesses and shortly thereafter sold those businesses to non-related third parties. Control can take the form of several items and as noted in ASC 810. Under ASC 810-10-15-8, the usual condition for a controlling financial interest is ownership of a majority voting interest. The power to control may also exist with a lesser percentage of ownership. As indicated above, upon the reverse merger taking effect, management of the Company was replaced with the management of the Company, and Ecoark caused the Company to appoint four of the five members of the new board of directors. Further, the Company amended its Bylaws to provide for a classified board with four classes of directors which permits the Ecoark designees to continue in control for an extended period. Operating and financing decisions are being made from these individuals and the prior sole officer of the Company, resigned to take on different roles within the Company.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

39.	In describing your accounting for the reverse merger, you explain that the historical financial presentation reflects “a continuation of the financial statements of the legal subsidiary (White River Holdings Corp), with one adjustment, which is to retroactively adjust the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree,” which would be that of Fortium Holdings Corp.

However, your annual equity statement on page F-5 reflects 60 million common shares issued and outstanding for all periods, while your interim equity statement on page F-25 reflects 8.4 million common shares issued and outstanding for entire subsequent interim period. We understand that common shares reported in the annual financial statements were those of White River Holdings. Corp., while those reported in the interim financial statements were those of Fortium Holdings Corp.

If you have properly identified White River Holdings Corp. as the accounting acquirer in a reverse merger on July 25, 2022, based on the information you have disclosed, you would need to revise the historical equity presentations to reflect the 1,200 preferred shares in place of the 60 million White River Holdings Corp. common shares, which would carry forward to the interim statements.

The interim statements covering the quarter ended September 30, 2022 should also reflect the deemed issuance of the 8.4 million Fortium Holdings Corp. common shares as the effective consideration from the standpoint of the accounting acquirer, which would also appear as the initial issuance of common shares by the accounting acquirer, since the prior owner of White River Holdings Corp. relinquished all of its common shares in exchange for the preferred shares.

Response: We have amended the annual March 31, 2022 financial statements and included in our December 31, 2022 interim financial statements to present retroactive treatment for the reverse merger in the unaudited condensed consolidated financial statements, including the unaudited condensed consolidated statement of changes in stockholders’ equity (deficit) to correct these holdings, and have added disclosure to clarify these changes. See pages F-3, F-5, F-16, F-23, and F-25.

40.	As outlined in the preceding comment, we expect that you will need to revise the share activity in your annual and interim historical equity presentations if you have properly identified the transaction on July 25, 2022 as a reverse merger, with White River Holdings Corp. as the accounting acquirer of Fortium Holdings Corp.

Under these circumstances, having issued 1,200 Series A preferred shares in exchange for all of the common shares of the accounting acquirer, the values associated with the Series A preferred shares should be the historical equity values previously associated with the 60 million White River Holdings Corp. common shares.

Therefore, it appears that you will need to revise your filing to remove disclosures and accounting indicating that you have valued the Series A preferred stock based on the market values of common shares that may be issued upon conversion, which you report as $32,827,293 on page F-25 or $30,000,000 on pages 32 and F-35.

Response: We have amended the disclosure and the financial statements to adjust for the changes in shares to reflect the reverse merger on a retroactive basis, replacing the White River Holdings 60,000,000 common shares with the 1,200 Series A shares that were issued to Ecoark along with the effect of the exchange of the amounts that were due to Ecoark. See the pages referred to in our response to comment #39 above, as well as page F-48.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

41.	We note your disclosure under this heading and on page F-49 explaining that you estimated the fair value of the Fortium Holdings Corp. assets and liabilities at $5,964,000 on July 25, 2022, although its net assets amounted to $46,157 and you agreed to sell its only existing operations, consisting of Norr and Elysian, in exchange for $2.

Tell us how your recognition of goodwill reconciles with your disclosure on page F-28, stating “the transaction was not considered a business combination under the ASC. Instead, this transaction was considered to be a capital transaction of the legal acquiree (White River) and was equivalent to the issuance of shares by White River for the net monetary assets of White River Energy Corp accompanied by a recapitalization.” Also explain how your fair value assessments reflect consideration of the guidance in FASB ASC 820-10-35; including your assessments of the valuation inputs, levels of activity in the marketplace, and the arrangement to sell Norr and Elysian.

If you are able to support your accounting acquirer determination, you will need to revise your equity presentation to report the deemed issuance of the 8.4 million common shares during the quarter ended September 30, 2022, along with an appropriate fair value, in compliance with the aforementioned guidance.

Response: We have clarified the statement “the transaction was not considered a business combination under the ASC” at page F-28 to include reference to our disclosure in Note 2 “Reverse Merger” at page F-35 to include the fact that the purchase price allocation performed was done to acquire the non-controlling interest in the Company, as the Company was not a shell company. To clarify, this transaction is reflected as a reverse merger, and the non-controlling percentage was acquired as a business combination under ASC 805. This transaction resulted in the recognition of goodwill, which was immediately impaired as the value of the net assets were nominal. The sale of Norr and Elysian were for $4. We recognized a loss on the sale of those companies in the loss on disposal figures for the nine months ended December 31, 2022 (previously six and three months ended September 30, 2022). At the time of the transaction with Ecoark, the net assets were $46,157 and Management attempted to sell these companies for that value. They were unsuccessful, and thus settled on a lower price.

We believe that in addition to the guidance under ASC 805 regarding the purchase price of the assets and liabilities acquired in the non-controlling interest of the Company the value utilizing a level one input provides the Company the best value for the 8,400,000 shares purchased. The Company had considered other inputs in the analysis such as income method and level of activity of the Norr and Elysian subsidiaries, however ended up valuing the shares based on the share price at the time of the merger. In addition, as noted throughout this response, we have amended the presentation to retroactively reflect the 1,200 Series A shares exchanged for the 60 million White River Holdings shares as of the March 31, 2021 date.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

42.	Given that you have identified White River Holdings Corp. as the accounting acquirer and provide financial statements covering the six month interim period ended September 30, 2022, we do not see your rationale for bifurcating the net loss for the interim period into three parts within your equity presentation on page F-25, including two parts for the recently completed quarter, i.e. from July 1, 2022 through July 25, 2022, and from July 26, 2022 through September 30, 2022. It appears that you should revise the equity statement to reflect the interim period net loss as reported on page F-24.

Response: We have removed the September 30, 2022 interim financial statements and included the December 31, 2022 interim financial statements and have corrected the presentation. See pages F-23 - F-25.

43.	We understand from your disclosures on page 81 that advances from Ecoark Holdings Inc., which had amounted to $25,068,890 as of March 31, 2022, and were then reported as a current liability, were contributed to capital in connection with the reverse merger on July 25, 2022.

Please revise the associated disclosures and your presentation on page F-25 as necessary to clarify how this transaction is reflected in your financial statements covering the interim period ended September 30, 2022.

Response: The advances from Ecoark were exchanged for the 1,200 Series A preferred shares in the reverse merger transaction. The exchange which was between related parties was considered a capital transaction and recorded as such. There was no impact in the statements of operations. We have reflected these advances as part of the issuance of 1,200 Series A Preferred shares in the condensed consolidated statements of changes in stockholders’ equity (deficit) and each successive quarter they occurred. See page F-48.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

Note 7 - Asset Retirement Obligations, page F-39

44.	Given that White River Holding Corp. historically held the oil and gas properties for which you report oil and gas reserves, and considering that you identified this entity as the accounting acquirer, please explain your rationale for the disclosure stating that “On July 25, 2022, $ 751,075 of ARO was acquired in the acquisition of White River.”

Please also explain why you are associating the $391,533 gain in dispositions of ARO and oil and gas reserves with the nine months ended September 30, 2022, rather than the six months then ended, given that you have a March 31 fiscal year-end; and revise the activity reported in the accompanying tabulation to cover each of the comparative six month interim periods, rather than the recent six month interim period and the year ended March 31, 2022.

Response: We have removed the statement “On July 25, 2022, $751,075 of ARO was acquired in the acquisition of the Company. See page F-39. Since White River Holdings is the accounting acquirer this should be removed.

We have reflected the proper number of months in the period ended December 31, 2022 as we have updated our numbers. See pages F-23 – F-26.

We have updated the disclosure to include the nine-month information for December 31, 2021 as opposed to the year ended March 31, 2022. See pages F-23 – F-26.

Exhibits

45.	Please obtain and file a revised legality opinion that opines on whether the warrants are valid and binding obligations of the company under the law of the jurisdiction governing the warrants. For guidance, refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

Response: The Company’s counsel has provided us with an updated legal opinion which we have filed as Exhibit 5.1 to the Registration Statement, which legal opinion now opines that the warrants are valid and binding obligations of the Company under the laws of the State of Nevada, subject to receipt of the exercise price.

46.	Please file the final executed versions of Exhibits 10.20, 10.21, 10.22, 10.23, 10.24, 10.25 and 10.26.

Response: We have filed executed versions of the referenced exhibits as requested.

47.	Please file all of your material written agreements as exhibits to the registration statement. In this regard, we note your disclosure that you have a continuous drilling requirement to drill or re-complete a well on your 9,615 Peabody Blackhawk lease every 270 days to keep the lease active; your disclosure that you frequently rely on Plains Marketing, LP, a leading midstream energy company, for your sales; your disclosure regarding various Participation Agreements; and your disclosure regarding formation of the Fund. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company has filed as exhibits and/or disclosed all the material terms of each of the material agreements to which it is a party.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

48.	We note that the report of Ryder Scott included as Exhibit 99.1 is addressed to Ecoark Holdings, Inc., describes various representations and requests made by Ecoark Holdings, Inc., and at pages 1 and 8, indicates that the report is intended for use in filings made by Ecoark Holdings, Inc.

Obtain and file a revised report that properly reflects for whom it has been prepared and the purposes for which it is intended to be used.

Response: Ryder Scott was engaged by Ecoark to perform the valuation of the reserves for White River Holdings. The updated report on Exhibit 99.1 has been amended to reflect White River Holdings as the company for which the reserves were valued for.

49.	We note that the fee table reflects that you are registering 56,555,748 shares of common stock, including 14,302,227 shares of common stock offered for resale by the selling stockholders, which is not consistent with disclosure in your prospectus and legal opinion where you indicate that the number of shares of common stock offered for resale by the selling stockholders is 14,270,447. Please revise or advise.

Response: We have revised the fee table to reflect the correct number of shares.

50.	We note you have applied to have your warrants traded on the OTCQB. Please update your disclosure regarding your current listing status.

Response: We have updated the disclosure as requested to reflect that we have submitted an application to the OTCQB to quote the warrants for trading, which application is in process as of the date of this response letter. See page 80 of the Prospectus.

51.	We note that the form securities purchase agreement filed as Exhibit 10.8 includes an exclusive forum for certain types of actions and proceedings regarding the transaction documents, including the warrants. If this provision requires investors in this offering to bring any such actions or proceedings in the state and federal courts sitting in Clark County, Nevada, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure.

Response: With the exception of the Warrants, we do not interpret the referenced provision of the Securities Purchase Agreement to apply to investors in this offering, but rather the provision applies to any matters arising between the Company and the purchasers under such Securities Purchase Agreement. We have added disclosure on page 27 to address this provision as it relates to any purchasers of Warrants in the offering to which the Prospectus relates. We do not believe that provision applies to claims under the Securities Act or the Exchange Act, which are instead governed under Section 7 of the Company’s Articles of Incorporation, as described in more detail in our response to Comment #5.

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

52.	We note you disclose that a subsidiary is seeking to raise capital for a large oil and gas drilling fund in which you will be the managing general partner. We also note you are seeking to acquire a broker-dealer in connection with your plan to establish and raise proceeds for a new oil and gas exploration and drilling fund once every year for the next ten years. Please revise to provide a clear description of your current fund investment and business strategy, including the type of oil and gas assets in which the fund will invest. In addition, please explain the interests to be held by the fund and how it will be compensated. In that regard, we note you disclose on page 53 that the proceeds of the fund will be intended to be used in drilling White River drilling projects whereby White River will receive a 25% promoted working interest and WR Fund #1 Manager will receive a 10% carried working interest at the successful closure of the Fund and 1% annual management fee.

Response: We have revised the disclosure on page 52 to provide further details on the Fund as requested.

53.	Please provide us with a legal analysis that sets forth your views as to the applicability of the Investment Company Act of 1940 to you and your subsidiaries, including the Fund. Also advise us as to the applicability of the Investment Advisers Act of 1940 to WR Fund #1 Manager.

Response: Please see the separately attached legal analysis which has been provided by Nason Yeager Gerson Harris & Fumero, P.A., the Company’s outside counsel, on the Company’s behalf to respond this Comment No. 53.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com.

Sincerely,

White River Energy Corp

By:	/s/ Jay Puchir
Jay Puchir, CEO

cc:	Michael Harris, Esq.

MICHAEL D. HARRIS	DIRECT DIAL:
(561) 471-3507
ALSO ADMITTED IN
NEW YORK	E-MAIL ADDRESS:
mharris@nasonyeager.com

February 17, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Re:	Re:	White River Energy Corp
Amendment No. 1 to Registration Statement on Form S-1
Filed December 22, 2022
File No. 333-268707

Ladies and Gentlemen:

We are counsel to White River Energy Corp (the “Company”) and respond on its behalf to Comment No. 53 to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Form S-1”) which requires some legal analysis. Comment No. 53 reads:

53. Please provide us with a legal analysis that sets forth your views as to the applicability of the Investment Company Act of 1940 to you and your subsidiaries, including the Fund. Also advise us as to the applicability of the Investment Advisers Act of 1940 to WR Fund #1 Manager.

We conclude that neither Investment Company Act of 1940 (the “Investment Company Act”) nor the Investment Advisers Act of 1940 (the “Investment Advisers Act”) applies to either (i) the Company or any subsidiary, or (ii) White River E&P 1 LP (the “Fund”) and WR Fund #1 Manager (the “Manager”), for the reasons set forth below.

Investment Company Act

Section 3(a) of the Investment Company Act, which defines the term “investment company” for purposes of the statute’s applicability, lists three possible categories in which the term will be deemed to apply, and then continues to provides certain exemptions from the definition. Specifically, the definition of “investment company” covers an issuer which: (A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; (B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or (C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. 15 U.S.C. § 80a-3. Since the Company is engaged in oil well exploration and drilling activities and does not issue face-amount certificates we focus on clause (C).

Securities and Exchange Commission

Division of Corporation Finance

February 17, 2023

The first exemption from the definition of investment company appears in Section 3(b), which provides that clause “(C)” in the above definition does not apply to an issuer “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” Therefore, to the extent clause (C) of the definition may apply to the Company, Section 3(b)(1) exempts the Company from the definition. Similarly, as to the Company’s subsidiaries, Section 3(b)(3) exempts any issuer, all the outstanding securities of which are directly or indirectly owned by a company excepted from the definition of investment company by Section 3(b)(1), so the Company’s subsidiaries would also be exempted from the definition.

With respect to the Fund, Section 3(c)(1) of the Investment Company Act exempts issuers whose outstanding securities are beneficially owned by not more than 100 persons and which is not making and does not presently propose to make a public offering of its securities. In addition, Section 3(c)(9) exempts any person substantially all of whose business consists of owning or holding oil, gas, or other mineral royalties or leases, or fractional interests therein, or certificates of interest or participation in or investment contracts relative to such royalties, leases, or fractional interests. Each of these provisions is applicable to the Fund.

With respect to the Manager, because it does not fall within any of the categories within the definition of investment company, the Investment Company Act does not apply to it either.

Investment Advisers Act

Section 2(a)(11) of the Investment Advisers Act defines the term “investment adviser” as any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities, and then lists a number of exceptions from the definition. 15 U.S.C. § 80b-2.

With respect to the Manager, while such entity may be deemed to provide investment advice to the Fund, Rule 203(m)-1(a) promulgated under the Investment Advisers Act exempts from the registration requirements of that Act an investment adviser with its principal office and place of business in the U.S. and which both (1) acts solely as an investment adviser to one or more qualifying private funds; and (2) manages private fund assets of less than $150 million. Under Rule 203(m)-1(d), an investment adviser may treat as a private fund for purposes of the exemption an issuer that qualifies for an exclusion from the definition of an investment company under Section 3(c)(1) of the Investment Company Act. Because the Manager’s activities solely relate to the Fund, which qualifies for exemption from the investment company definition provided for under Section 3(c)(1) of the Investment Company Act and also has less than $150 million in assets under management, the Manager qualifies for this exception.

With respect to the Company, its subsidiaries and the Fund, the above definition of investment adviser does not apply because none of those entities engage in the activities described in the definition.

For all of the reasons discussed above, we believe that neither Investment Company Act nor the Investment Advisers Act applies to the Company any if its subsidiaries (including the Manager), or the Fund.

NASON, YEAGER, GERSON,
HARRIS & FUMERO, P.A.

/s/ Michael D. Harris
Michael D. Harris